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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICE, VOELKER LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. COLUMBIA ST.
(No. and Street)

COVINGTON (City) LA (State) 70433 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HUBERT DAIGLE - 985-898-3957
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE, A PROFESSIONAL ACCOUNTING CORPORATION
(Name – *if individual, state last, first, middle name*)

5100 VILLAGE WALK SUITE 300 (Address) COVINGTON (City) LA (State) 70433 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, HUBERT DAIGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICE, VOELKER LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hubert Daigle
Signature

COMPLIANCE OFFICER
Title

Barbara Caldwell Daigle
Notary Public #060595

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers
Rice, Voelker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2003.

Covington, LA
February 22, 2019

RICE, VOELKER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

Assets	
Cash	$ 1,676,801
Compensating Balance Held at Clearing Organization	150,000
Receivable from Clearing Broker	169,565
Advances to Employees and Members	4,026
Furniture and Equipment at Cost, Less Accumulated Depreciation and Amortization of $278,638	53,649
Other Assets	26,140
Total Assets	$ 2,080,181
Liabilities and Members' Equity	
Liabilities	
Accrued Expenses	$ 480,039
Due to Members	3,260
Commitments and Contingencies	-
Total Liabilities	483,299
Members' Equity	1,596,882
Total Liabilities and Members' Equity	$ 2,080,181

The accompanying notes are an integral part of these financial statements.

Note 1. Summary of Significant Accounting Policies

Business of the Company

Rice, Voelker, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets which range from five to seven years. Depreciation charged to operations amounted to $12,630 for the year ended December 31, 2018.

Major components of furniture and equipment at December 31, 2018 are as follows:

Equipment	$225,236
Furniture	107,051
	332,287
Accumulated Depreciation	(278,638)
Total	$ 53,649

Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

Revenue Recognition

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (the "new revenue standard" or Accounting Standards Codification 606, ("ASC 606")) on January 1, 2018. Revenue recognition policies under the new standard are applied prospectively in the Company's financial statements from January 1, 2018 forward. There were no material changes in our other revenue recognition policies as a result of the new standard. Refer to Recent Accounting Pronouncements for further information on our adoption of the new revenue standard.

- Trading commission revenue: revenue is recognized at trade date, as it is when the performance obligation is met.
- Research fees: fee is recognized over the period that the related service is provided.
- Placement and transaction fees: success fees will be recognized at the point in time when the related transaction is completed, as these relate to the performance obligation to successfully broker a specific transaction.
- Advisory fees: advisory fees are generally recognized over the period that the related service is provided.

Recent Accounting Pronouncements

Leases: in February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases that are longer than one year onto the balance sheet, which will result in the recognition of a right of use asset and a corresponding lease liability. The Company plans to adopt the new standard effective January 1, 2019 by using the modified retrospective approach. The Company is currently evaluating the impact of the new guidance on its financial statements and related disclosures, but expects that it will not have an impact on them.

Note 1. Summary of Significant Accounting Policies (Continued)

Adopted Accounting Standards

Statement of Cash Flows: In November 2016, the FASB issued ASU No. 2016-18, Restricted Cash ("ASU 2016-18"), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted this ASU on January 1, 2018. Upon adoption of ASU 2016-18, the Company recorded an increase of $150,000 to the ending balance of cash and cash equivalents for the year ended December 31, 2017.

Revenue Recognition: The Company adopted the new revenue standard on January 1, 2018 and concluded that no changes are necessary to conform with the standard because performance is met at the point in time when placement and transaction fees are earned when the transaction closes or when advisory services are rendered to customers.

The new revenue guidance does not apply to other revenue sources such as research fees or interest revenue as these sources of revenue do not have a contract with customers.

The new revenue standard primarily impacts the following revenue recognition and presentation accounting policies:

- Commission revenue: all customer securities transactions and related income are reported in the statement of operations on a trade date basis.
- Placement and transaction fees: fees from these services are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker or place a specific transaction.
- Advisory fees: advisory fees are recognized when these services are transferred to the customers. These services are provided monthly throughout the term of the contract and include: soliciting interest from potential investors; assisting with preparation of investor materials; attending meetings with potential investors; assisting with negotiations of letters of intent; evaluating and analyzing offers from potential investors; etc. Payments for these services are received monthly.

Note 2. Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker.

Note 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2018.

Note 4. Agreement with Clearing Organization

The Company utilizes Cowen Execution Services as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating

Note 4. Agreement with Clearing Organization (Continued)

balances of $150,000. At December 31, 2018, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2018, the Company had net capital of $1,513,067, which was $1,413,067 in excess of its required net capital of $100,000.

Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed two business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2018 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office space under a lease expiring in 2019. Future minimum lease payments under this operating lease are as follows:

2019	$ 21,000
Total	$ 21,000

Rent expense for 2018, totaled $138,347 and is included in the statement of operations under other operating and general and administrative expenses.

Note 6. Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide research services. During 2018, fee income included $105,000, which the Company earned providing services to the related entity. As of December 31, 2018, no amount was owed to the Company for advisory services. The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $78,000 for the year ended December 31, 2018. The Company did not have an outstanding balance to the related party as of December 31, 2018.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $1,513,067 which was $1,413,067 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.32 to 1 at December 31, 2018.

Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2015, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2018, the Company had no uncertain tax positions.

Note 9. Employee Benefit Plan

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee and employer contributions. Contributions of $40,000 were made by the Company during 2018.

Note 10. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 22, 2019 the date these financial statements were available to be issued. The Company made a distribution to its members on January 25, 2019 for $200,000. The distribution did not violate the Company's net capital compliance requirements. There

Note 10. Evaluation of Subsequent Events (Continued)

were no other material subsequent events that required recognition or additional disclosure in these financial statements.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Review Report of Independent Registered Public Accounting Firm

To the Board of Members
Rice, Voelker, LLC

We have reviewed management's statements, included in the accompanying Rice, Voelker, LLC Exemption Report, in which (a) Rice, Voelker, LLC identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which Rice, Voelker, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the exemption provisions) and (b) Rice, Voelker, LLC stated that Rice, Voelker, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Rice, Voelker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rice, Voelker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 22, 2019